Filed Pursuant to Rule 424(b)(3)
Registration No. 333-136804
SUPERFUND GREEN, L.P. — SERIES A AND SERIES B SUPPLEMENT
DATED NOVEMBER 20, 2010 TO PROSPECTUS DATED AUGUST 13, 2010
NOVEMBER 2010 PERFORMANCE UPDATE

			Total NAV	NAV per Unit
	November 2010	Year to Date	11/30/2010	11/30/2010
Series A	-2.71%	3.95%	$35,953,723	$1,408.07
Series B	-3.24%	5.77%	$49,931,427	$1,538.85

*	All performance is reported net of fees and expenses
Fund results for November 2010:
          Results in equity indices, while mixed overall, led to modest gains in November. Positions in Europe were profitable as contagion risks for peripheral members of the EU rose. Spain’s IBEX (-13.8%), Italy’s MIB40 (-10.8%) and Greece’s ASE20 (-11.7%) plunged, while Germany’s DAX (+1.2%), England’s FTSE100 (-2.2%) and France’s CAC40 (-5.5%) fared better as disparities between rich and poor countries in the EU came to the fore. Japan’s Nikkei reversed, adding 8.2%, as the strong U.S. dollar supported Japanese export prospects. Despite hostilities on the Korean peninsula, the KOSPI rose 3.4% as central bankers felt confident enough with economic growth prospects to raise rates for the 2nd time this year. We also experienced minor gains in U.S. equities as they finished near unchanged. The Federal Reserve continued to support the market with a very large QE2 program while unemployment figures and a strong start to the holiday shopping season supported values. A mixture of long and short stock indices futures positions produced gains.
     The Fund’s allocation to global bond markets finished with solid gains in November as long term debt futures finished steadily lower. In Europe, news of Ireland’s banking sector troubles heightened sensitivity to the EU’s financial health. The size of the debt problem in weaker EU nations and the need for collectivization of that debt forced bund and gilt yields higher. U.S. treasuries moved sharply lower as the size of the Federal Reserve’s QE2 program came in well above expectations. These events combined with positive unemployment readings to easily offset flight to safety buying associated with geopolitical risk in Korea and the European financial crisis. Australian bonds continued lower after a surprise 25 basis point rate hike at the most recent RBA meeting. Strength in the raw material intensive economy continued to drive inflation concerns. Japanese 10 year bonds also moved lower as the strong dollar pressured the yen, sending stocks higher and bonds lower amid improving expectations for exports. A mixture of long and short bond positions led to gains.

     The Fund’s global short-term interest rate allocation yielded slight losses in November as gains on long positions in Europe offset losses on long positions in better performing economies. In the US, 3-month Eurodollars moved steadily lower as longer term inflation prospects rose with the announcement of QE2 and strong macroeconomic reports. The market also sold off as Federal Reserve minutes revealed some disagreement over the need to implement QE2. This, along with positive jobs and durable goods reports, fostered hope that the U.S. economy is further along in the recovery process than previously thought. In Europe, long positions in 3-month Euribor futures ground higher as prospects for low rates increased as the need to establish competitive growth rates became critical amid the serious funding shortfalls. The Fund experienced losses in 3-month Canadian and Australian short rate futures as values fell on strong relative performance in the commodity-intensive economies. A mixture of long and short interest rate positions led to losses.
     The Fund’s allocation to currency markets underperformed in November as European sovereign risk returned to the forefront, reversing trends in various currency pairs. A decidedly negative reception for the Federal Reserve’s QE2 program at the G20 summit in Korea propelled the euro to its highest level since January early in the month. However, the euro (-6.3%) reversed dramatically from there as Ireland’s heavily levered banking sector sought assistance from the European Union and IMF. Fears of the contagion spreading to Spain and Portugal and sent financing costs soaring. Investors moved back into the U.S. dollar (+4.9%) as currencies from Denmark (-6.5%) to Hungary (-10.4%), Czech (-8.1%), and Sweden (-4.5%) were caught in the crossfire. The Yen (-3.8%) also succumbed to U.S. dollar strength. A mixture of long and short currencies positions led this sector to a loss.
     The Fund experienced losses in grain markets in November as tightening monetary conditions in China and a stronger U.S. dollar capped gains. March corn finished 8.5% lower after breaching the $6 mark early in the month as the U.S. dollar’s sharp move higher stopped out our entire long position. Wheat found initial support on continued dryness in U.S. growing regions; however the market could not escape the heavy influence of an anticipated reduction in demand out of China and the strengthening dollar. CBT March wheat finished with a loss of 8.8%, off over 20% from contract highs made in August. Soybeans managed a modest gain as export demand out of China offset U.S. dollar strength and fund liquidation. Ongoing South American dryness and a disappointing yield report also helped to underpin the market. Our model exited profitable soybean oil long positions before the impacts of Chinese tightening and the strong U.S. dollar could take hold as steady bio-diesel demand supported values early. Long grain futures positions led to losses.

     Other market sectors did not reveal significant trends and did not have a significant influence on this month’s overall performance.
For the month of November 2010, Series A lost -2.71% and Series B lost -3.24%, net of all fees and expenses.
PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

SUPERFUND GREEN, L.P. — SERIES A
November 2010 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month ended November 30, 2010)
STATEMENT OF INCOME

November 2010
Investment income, interest	$3,280

Expenses
Management fee	55,754
Ongoing offering expenses	30,138
Operating expenses	4,521
Selling Commissions	120,554
Other expenses	2,125
Incentive fee	—
Brokerage commissions	49,043

Total expenses	262,135

Net investment gain (loss)	(258,855)

Realized and unrealized gain (loss) on investments
Net realized gain (loss) on futures and forward contracts	1,698,414
Net change in unrealized appreciation (depreciation) on futures and forward contracts	(2,440,103)

Net gain(loss) on investments	(741,689)

Net increase (decrease) in net assets from operations	$(1,000,544)

STATEMENT OF CHANGES IN NET ASSET VALUE

November 2010
Net assets, beginning of period	$37,517,193

Net increase (decrease) in net assets from operations	(1,000,544)

Capital share transactions
Issuance of shares	244,784
Redemption of shares	(807,710)

Net increase(decrease) in net assets from capital share transactions	(562,926)

Net increase(decrease) in net assets	1,563,470

Net assets, end of period	$35,953,723

NAV Per Unit, end of period	$1,408.07

SUPERFUND GREEN, L.P. — SERIES B
November 2010 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month ended November 30, 2010)
STATEMENT OF INCOME

November 2010
Investment income, interest	$3,981

Expenses
Management fee	77,430
Ongoing offering expenses	41,854
Operating expenses	6,278
Selling Commissions	167,415
Other expenses	3,446
Incentive fee	—
Brokerage commissions	101,980

Total expenses	398,403

Net investment gain(loss)	(394,422)

Realized and unrealized gain(loss) on investments
Net realized gain(loss) on futures and forward contracts	3,517,197
Net change in unrealized appreciation (depreciation) on futures and forward contracts	(4,795,414)

Net gain(loss) on investments	(1,278,218)

Net increase (decrease) in net assets from operations	$(1,672,640)

STATEMENT OF CHANGE IN NET ASSET VALUE

November 2010
Net assets, beginning of period	$52,559,019

Net increase (decrease) in net assets from operations	(1,672,640)

Capital share transactions
Issuance of shares	240,129
Redemption of shares	(1,195,081)

Net increase (decrease) in net assets from capital share transactions	(954,951)
Net increase(decrease) in net assets	(2,627,592)

Net assets, end of period	$49,931,427

NAV Per Unit, end of period	$1,538.85

TO THE BEST OF MY KNOWLEDGE AND BELIEF, THE INFORMATION CONTAINED HEREIN IS ACCURATE AND COMPLETE.

/s/ Nigel James
Nigel James, President
Superfund Capital Management, Inc. General Partner Superfund Green, L.P.